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                                  EXHIBIT 99.1

                     PRESS RELEASE DATED DECEMBER 22, 1998

News Release

December 22, 1998

Contacts:  Dennis Wyss, Bank of America (415) 622-3010
           Vince Barella, BA Merchant Services, Inc. (415) 241-7732


            BANKAMERICA CORPORATION AND BA MERCHANT SERVICES, INC.
             SIGN DEFINITIVE MERGER AGREEMENT AND PLAN OF MERGER


    SAN FRANCISCO, Dec. 22, 1998 -- BankAmerica Corporation and BA Merchant Services, Inc. ("BAMS") announced today the signing of a definitive merger agreement. At closing, each outstanding share of BAMS (NYSE: BPI) common stock other than the shares owned by BankAmerica (NYSE: BAC), will be converted into the right to receive a cash payment equal to $20.50 per share, without interest. BAMS will then become a wholly owned subsidiary of Bank of America National Trust and Savings Association.

    The transaction is expected to be completed by the end of the first quarter of 1999.

    The merger was unanimously approved today by the Board of Directors of BankAmerica and by the Board of Directors of BAMS. The Board of Directors of BAMS took such action in accordance with the recommendation of a Special Committee of the Board of Directors of BAMS. The Special Committee, which consists entirely of directors independent of BankAmerica and its affiliates and was advised by an independent financial advisor, Credit Suisse First Boston Corporation, and independent legal counsel, was established to review and evaluate the advisability of a previous proposal made by BankAmerica on October 22, 1998.

    BankAmerica and BAMS also announced that an agreement in principle has been entered into with counsel to the plaintiffs in the several cases filed purportedly on behalf of BAMS' stockholders

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regarding the proposed transactions for the settlement of such cases.  The settlement is subject to final documentation and court approval.

    Consummation of the Merger is subject to the receipt of the approval of the holders of the common stock of BAMS. BankAmerica currently owns 66.6% of the economic interest and 95.2% of the voting power of BAMS' common stock and has agreed to vote its shares in favor of the Merger. The Class A Common Stock of BAMS is traded on the New York Stock Exchange under the symbol "BPI".

    BA Merchant Services provides an array of payment processing and related information products and services to merchants who accept credit, charge and debit cards as payments for goods and services throughout the United States. BAMS is the exclusive provider of merchant processing services for Bank of America. According to industry sources, BAMS is the fifth-largest processor of merchant credit transactions and one of the largest processors of debit card transactions in the United States.

    Bank of America, with $595 billion in total assets, is the largest bank in the United States, with full service consumer and commercial operations in 22 states and the District of Columbia. Bank of America provides financial products and services to 30 million households and two million businesses, as well as providing international corporate financial services for business transactions in 190 countries. Bank of America stock is listed on New York, Pacific, London and Tokyo stock exchanges.
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